NANOFLEX POWER CORPORATION.
17207 N. Perimeter Drive, Suite 210
Scottsdale, Arizona 85255

January 23, 2014

BY EDGAR
Ms. Pamela Long, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:          NanoFlex Power Corporation (the “Company”)
Amendment No.1 to Form 8-K Filed November 25, 2013 (the “8-K”)
Form 10-Q for Fiscal Quarter Ended September 30, 2013 (the “10-Q”)
Filed November 14, 2013
File No. 333-187308

Dear Ms. Long:

Reference is made to your comment letter, dated December 11, 2013, to the Company, relating to the subject filings (the “Comment Letter”). Set forth below are the comments contained in the Comment Letter followed by the Company’s responses thereto:

Amendment No. 1 to Form 8-K

Comment #1:

Summary Business Developments, page 6

1.
We note your response to comment 4 in our letter dated October 25, 2013. Please disclose the duration of your patents. Please also expand your disclosure to identify the foreign jurisdictions in which your patents are granted.

We have revised the 8-K in response to Comment No. 1 on page 6 of Form 8-K/A Amendment No.2 (the “8-K/A”) as follows:

As of December 13, 2013, the Company had 61 issued patents, 45 pending non-provisional applications and 17 pending provisional applications in the U.S. In addition, the Company had a total of 165 issued patents, 385 pending patent applications and 20 pending PCT applications in countries and regions outside the U.S, including but not limited to Australia, Canada, China, European Patent Convention, Hong Kong, India, Japan, Korea and Taiwan. The duration of all the issued U.S. and foreign patents is 20 years from their respective first effective filing dates.

We have revised the 8-K in response to Comment No. 1 on page 9 of Form 8-K/A Amendment No.2 (the “8-K/A”) as follows:

As of December 13, 2013, the Company had 61 issued patents, 45 pending non-provisional applications and 17 pending provisional applications in the U.S. In addition, the Company had a total of 165 issued patents, 385 pending patent applications and 20 pending PCT applications in countries and regions outside the U.S as set forth in the following table. The duration of all the issued U.S. and foreign patents is 20 years from their respective first effective filing dates.

Country	Issued	Pending
Argentina	1	0
Australia	23	28
Canada	2	41
China	39	25
Germany	7	0
European Patent Convention	17	54
Spain	6	0
France	5	0
Great Britain	5	0
Hong Kong	23	29
India	6	49
Japan	9	56
Korea	9	42
Mexico	3	0
Taiwan	10	61
Total	165	385

Comment #2:

2.
We note your response to comment 5 in our letter dated October 25, 2013. Please disclose the basis for your statement that GPEC is a leader in advanced solar cell technologies that have the potential to redefine the solar industry.

We have revised the 8-K by deleting such statement.

Comment #3:

3.	We note your response to comment 6 in our letter dated October 25, 2013. Please disclose whether you have any current financing plans to support your development goals.

The Company currently does not have financing plans except for an on-going offering of units of its securities at a per unit price of $1.25 for gross proceeds up to $15,000,000 pursuant to Rule 506(c) of the Regulation D promulgated under the Securities Act of 1933, as amended. Each unit consists of (i) one share of Common Stock and (ii) a five-year warrant to purchase one share of Common Stock at an exercise price of $2.50.

Comment #4:

September 22, 2013 Private Placement of Company Common Stock, page 27

4.	Please disclose the information required by Item 701(c) of Regulation S-K.

We have revised the 8-K in response to Comment No. 4 on pages 27 of the 8-K/A as the following:

“On September 22, 2013 the Company accepted subscriptions in aggregate gross proceeds of $5,049 to purchase an aggregate of 5,049,113 shares of Common Stock (or 6,058,936 shares after given effect to the Forward Split) to, seven persons, including three of the Company’s four directors (including the Company’s Chief Executive Officer and Chief Operating Officer) as well as the Chief Financial Officer and Chief Financial Officer and Senior Vice President of Corporate Development. The shares were issued pursuant to separate Subscription Agreements between the Company and each purchaser.”

Comment #5:

Exhibits

5.	We note your response to comment 14 in our letter dated October 25, 2013. Please note that any comments regarding your confidential treatment request will be sent under separate cover.

We will respond accordingly upon receipt of such comment, if any, on our confidential treatment.

Form 10-Q for Fiscal Quarter Ended September 30, 2013

Comment #6:

Financial Statements
Statements of Operations, page 3

6.
On your balance sheet on page 2, you indicate that you had 42,235,302 shares outstanding at September 30, 2013. In this regard, please tell us how you determined that the weighted average common shares outstanding, basic and diluted for the nine-months ended September 30, 2013 was 61,079,624. Please advise.

Please refer to our analysis and calculation as set forth on Annex I hereto.

Comment #7:

Controls and Procedures, page 15

7.
It does not appear that you performed an evaluation regarding the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report. Please perform a complete effectiveness assessment of your disclosure controls and procedures and disclose your conclusions in an amended Form 10-Q for the period ended September 30, 2013. See Item 307 of Regulation SK. Please ensure that your amended filing includes currently dated management certifications that refer to the Form 10-Q/A.

We have revised the 10-Q in response to Comment No. 7 on page 15 of the 10-Q/A as follows:

“Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America and includes those policies and procedures that:

●	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●
Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of the inherent limitations of internal control, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

As of September 30, 2013, management assessed the effectiveness of our internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and SEC guidance on conducting such assessments. Based on that evaluation, they concluded that, during the period covered by this report, such internal controls and procedures were not effective to detect the inappropriate application of US GAAP rules as more fully described below. This was due to deficiencies that existed in the design or operation of our internal controls over financial reporting that adversely affected our internal controls and that may be considered to be material weaknesses.

The matters involving internal controls and procedures that our management considered to be material weaknesses under the standards of the Public Company Accounting Oversight Board were:

(1) We do not have written documentation of our internal control policies and procedures. Written documentation of key internal controls over financial reporting is a requirement of Section 404 of the Sarbanes-Oxley Act which is applicable to us. Management evaluated the impact of our failure to have written documentation of our internal controls and procedures on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness;

 (2) The Company’s board of directors has no audit committee, independent director or member with financial expertise which causes ineffective oversight of the Company’s external financial reporting and internal control over financial reporting;

(3) We do not have sufficient segregation of duties within accounting functions, which is a basic internal control. Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. However, to the extent possible, the initiation of transactions, the custody of assets and the recording of transactions should be performed by separate individuals. Management evaluated the impact of our failure to have segregation of duties on our assessment of our disclosure controls and procedures and has concluded that the control deficiency that resulted represented a material weakness;

(4) We lack the financial infrastructure to account for complex transactions which may result in a greater than normal risk that material errors may occur in the financial statements and not be detected timely; and

(5) We lack qualified resources to perform the internal audit functions properly, and the scope and effectiveness of the internal audit function are yet to be developed. Specifically, the reporting mechanism between the accounting department and the Board of Directors and the CFO was not effective.

The aforementioned material weaknesses were identified by our Chief Executive Officer and Chief Financial Officer in connection with the review of our financial statements as of September 30, 2013.

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and other deficiencies and enhance our internal controls, we have initiated, or plan to initiate, the following series of measures:

We intend to create a position to segregate duties consistent with control objectives and will increase our personnel resources and technical accounting expertise within the accounting function when funds are available to us. And, we plan to appoint one or more outside directors to our board of directors who shall be appointed to an audit committee resulting in a fully functioning audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures such as reviewing and approving estimates and assumptions made by management when funds are available to us.  We will also be working with our independent registered public accounting firm and refining our internal procedures.

Changes in Internal Control over Financial Reporting

Our management has also evaluated our internal control over financial reporting, and except for below, there have been no significant changes in our internal controls or in other factors that could significantly affect those controls subsequent to the date of our last evaluation: on September 24, 2013, Mr. Christopher Conley, our former CEO, CFO and a director of the Company resigned from all his positions as director and/or officer of the Company. Effective on September 24, 2013, Mr. John D. Kuhns was appointed as the Executive Chairman of the Board of Directors of the Company; Mr. Dean L. Ledger was appointed as a Director, Chief Executive Officer of the Company; Mr. Robert J. Fasnacht was appointed as a Director, President, Chief Operating Officer of the Company; Mr. David Wm. Boone was appointed as a Director of the Company; Ms. Amy B. Kornafel was appointed as Chief Financial Officer and Secretary of the Company; and Mr. Joey S. Stone was appointed as Senior Vice President of Corporate Department of the Company. On October 17, 2013, Mr. David Wm. Boone resigned from all his positions with the Company and the Company’s subsidiaries and affiliates.

Subsequent to the period covered by the report, management is implementing measures to remediate the material weaknesses in internal controls over financial reporting described above. Specifically, the CEO, President and the CFO are seeking to improve communications regarding the importance of documentation of their assessments and conclusions of their meetings, as well as supporting analyses.  As the business increases, the Company is seeking to hire accounting professionals and it will continue its efforts to create an effective system of disclosure controls and procedures for financial reporting.

The Company is not required by current SEC rules to include, and does not include, an auditor's attestation report. The Company's registered public accounting firm has not attested to Management's reports on the Company's internal control over financial reporting.”

Comment #8:

Exhibits 31.1, 31.2 and 31.3

8.
You have replaced the word “report” with “quarterly report” in paragraphs 2, 3, and 4 of your certifications. In future filings, please revise your certifications to use the word “report” instead of the description of the corresponding report. Your certifications should be in the exact form as required in Item 601(b)(31) of Regulation S-K.

We have revised the 10-Q in response to Comment No. 8 on Exhibits 31.1, 31.2 and 31.3 of the 10-Q/A accordingly.

We hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in all of its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

By:	/s/ Robert J. Fasnacht
Name:	Robert J. Fasnacht
Title:	President and Chief Operating Officer

Encl.

ANNEX I

Weighted Average Shares & EPS

9/30/2012

Global Photonic			Year Ended 9/30/2012
			92
			Days	Days Wtd.
			O/S	Avg.
Balance @	06/30/12	12,195,669	92	12,195,669

Warrants Exercised
Eleanor C. Williamson	7/5/2012	2,500	87	2,364
Barbara K. Burns Revocable Trust, U/I Dated 02/11/2004	7/6/2012	4,000	86	3,739
David A. Burns	7/6/2012	2,000	86	1,870
Jeffrey S. Burns	7/6/2012	2,000	86	1,870
Michael Wm. Burns	7/6/2012	2,000	86	1,870
The Burns Partnership, LLC	7/6/2012	80,000	86	74,783
William J. Burns Residual Trust U/I Dated 02/06/2004	7/6/2012	10,000	86	9,348
Ronald B. Foster #1	7/12/2012	340,000	80	295,652
David K. and Carol A. Cummings	7/23/2012	45,000	69	33,750
David P. Cummings	7/23/2012	7,500	69	5,625
Kevin M Cummings and Jessica Lynn Cummings	7/23/2012	15,000	69	11,250
Rene J. and Nancy S. Kern	7/23/2012	6,000	69	4,500
Roger Pedersen	7/23/2012	4,000	69	3,000
David A. Burns	8/13/2012	780	48	407
Jeffrey S. Burns	8/13/2012	780	48	407
Michael Wm. Burns	8/13/2012	780	48	407
Mary Giannangeli	9/10/2012	2,000	20	435
Jonathan L. Kasso and Susan Marek Kasso	9/12/2012	2,400	18	470
Ronald B. Foster #2	9/12/2012	260,000	18	50,870

Common issued to with 2012 debt

Roger Pederson	7/6/2012	6,000	86	5,609
David & Carol Cummings	7/6/2012	60,000	86	56,087
David Cummings	7/6/2012	18,000	86	16,826
Rene & Nancy Kern	7/6/2012	12,000	86	11,217
Kevin & Jessica Cummings	7/6/2012	12,000	86	11,217

James Maisano	7/17/2012	40,000	75	32,609
Kasso	8/22/2012	4,000	39	1,696
Jane Tzortzis	9/14/2012	1,000	16	174
George Chrachol	7/16/2012	3,000	76	2,478
James Chmura	7/16/2012	1,000	76	826
Maciej Gorniak	7/16/2012	1,000	76	826
Bill Darling	7/16/2012	1,000	76	826
Blacconeri	7/16/2012	2,000	76	1,652
Burns Partnership	7/16/2012	20,000	76	16,522
Gregorio	7/16/2012	3,000	76	2,478
Total	9/30/2012	13,166,409		12,859,327
		-

			6/30/2012	(9,838,012)
			9/30/2013	(13,054,356)
	Net Loss for the three months Ended 9/30/12			(3,216,344)
	Net Loss Per Share (basic and diluted)			(0.25)

Weighted Average Shares & EPS

9/30/2012

Global Photonic				Year Ended 9/30/2012
				274
				Days	Days Wtd.
		Total O/S		O/S	Avg.
Balance @	12/31/11	26,454,111	5,390,822	274	5,390,822
Common issued in PPM
Valluzo	1/11/2012	50,000	10,000	263	9,599
Smith	1/18/2012	50,000	10,000	256	9,343
Millsups College Else Student Enterpreneurial Fund	1/24/2012	12,500	2,500	250	2,281
Rooklin	1/30/2012	5,000	1,000	244	891
Kalty R.Holder	3/10/2012	10,000	2,000	204	1,489
Stoma	3/20/2012	12,500	2,500	194	1,770
Miller	4/10/2012	22,500	4,500	173	2,841
Ava Campagna	4/9/2012	11,125	2,225	174	1,413
Harry Campagna	4/9/2012	11,125	2,225	174	1,413
Ronald Cacioppo	4/28/2012	10,000	2,000	155	1,131
Edward Rotenburg	5/1/2012	5,000	1,000	152	555
Valluzo	5/1/2012	12,500	2,500	152	1,387

Warrants Exercised
Robert J. and Susan A. Fasnacht	1/2/2012	25,000	5,000	272	4,964
Dennis Giannangeli	2/22/2012	25,000	5,000	221	4,033
Alfred F. Bracher	5/10/2012	20,000	4,000	143	2,088
George R. LaPlante and Barbara E. LaPlante	5/17/2012	850,000	170,000	136	84,380
Frank Bova	5/22/2012	50,000	10,000	131	4,781
Robert S. Miller	5/22/2012	50,000	10,000	131	4,781
BGR Group	5/29/2012	150,000	30,000	124	13,577
Jeni S. Bagnato	5/29/2012	12,500	2,500	124	1,131
D. Allen Moore, Jr.	6/12/2012	12,500	2,500	110	1,004
Harvey T. Stoma	6/12/2012	12,500	2,500	110	1,004
Norman R. Crain	6/12/2012	12,500	2,500	110	1,004
Stephen J. Rotenberg	6/12/2012	12,500	2,500	110	1,004
Edward L. Rotenberg	6/18/2012	12,500	2,500	104	949
Henry N. Saurage, IV	6/18/2012	75,000	15,000	104	5,693
Mark D. Cheairs	6/18/2012	25,000	5,000	104	1,898
Mason S. Brugh and Jennifer E. Brugh	6/18/2012	12,500	2,500	104	949
Amanda Berman	6/25/2012	1,250	250	97	89
Berman	6/25/2012	2,500	500	97	177
Cary Berman	6/25/2012	5,000	1,000	97	354
Samantha Berman	6/25/2012	1,250	250	97	89
Eleanor C. Williamson	7/5/2012	12,500	2,500	87	794
Barbara K. Burns Revocable Trust, U/I Dated 02/11/2004	7/6/2012	20,000	4,000	86	1,255
David A. Burns	7/6/2012	10,000	2,000	86	628
Jeffrey S. Burns	7/6/2012	10,000	2,000	86	628
Michael Wm. Burns	7/6/2012	10,000	2,000	86	628
The Burns Partnership, LLC	7/6/2012	400,000	80,000	86	25,109
William J. Burns Residual Trust U/I Dated 02/06/2004	7/6/2012	50,000	10,000	86	3,139
Ronald B. Foster #1	7/12/2012	1,700,000	340,000	80	99,270
David K. and Carol A. Cummings	7/23/2012	225,000	45,000	69	11,332
David P. Cummings	7/23/2012	37,500	7,500	69	1,889
Kevin M Cummings and Jessica Lynn Cummings	7/23/2012	75,000	15,000	69	3,777
Rene J. and Nancy S. Kern	7/23/2012	30,000	6,000	69	1,511
Roger Pedersen	7/23/2012	20,000	4,000	69	1,007
David A. Burns	8/13/2012	3,900	780	48	137
Jeffrey S. Burns	8/13/2012	3,900	780	48	137
Michael Wm. Burns	8/13/2012	3,900	780	48	137
Mary Giannangeli	9/10/2012	10,000	2,000	20	146
Jonathan L. Kasso and Susan Marek Kasso	9/12/2012	12,000	2,400	18	158
Ronald B. Foster #2	9/12/2012	1,300,000	260,000	18	17,080

Common issued for warrant exchange
Alfred N. Kandell, Jr. and Cynthia B. Kandell	1/6/2012	52,500	10,500	268	10,270
Catherine B. Sirawsky	1/6/2012	27,500	5,500	268	5,380
Kathryn M. Evans	1/12/2012	50,000	10,000	262	9,562
Sherry Morganstein	1/12/2012	25,000	5,000	262	4,781
Arthur G. Nahas, DO	1/23/2012	3,000	600	251	550
David A. Burns	1/23/2012	14,000	2,800	251	2,565
E. Robert Libby	1/23/2012	530	106	251	97
Jeffrey S. Burns	1/23/2012	14,000	2,800	251	2,565
Joseph D. Heard	1/23/2012	1,000	200	251	183
Martin L. Coyne	1/23/2012	1,000	200	251	183
Michael Wm. Burns	1/23/2012	14,000	2,800	251	2,565
Pohkim Hegelback	1/23/2012	500	100	251	92
Cindy DiGiacomo	1/31/2012	400	80	243	71
David Wm. Boone	1/31/2012	22,500	4,500	243	3,991
Eric DiGiacomo and Frances DiGiacomo	1/31/2012	800	160	243	142
Greg L. Lanier	1/31/2012	600	120	243	106
Joan H. Flanigan	1/31/2012	200	40	243	35
John M. Poole	1/31/2012	625	125	243	111
John Rath	1/31/2012	500	100	243	89
Judity LeFaivre	1/31/2012	500	100	243	89
Kenneth Horn	1/31/2012	375	75	243	67
Laura Rooklin	1/31/2012	400	80	243	71
Maria DiGiacomo-Conklin	1/31/2012	400	80	243	71
Martin B. Stein and Edith Stein, JT TEN	1/31/2012	105,000	21,000	243	18,624
Susan L. Horn	1/31/2012	1,112	222	243	197
Tina Turner	1/31/2012	1,400	280	243	248
Eugene Jaffe and Joy Dinman, JT TEN	1/31/2012	450	90	243	80
Charles J. Canepa	2/3/2012	625	125	240	109
Donald R. Carter	2/3/2012	313	63	240	55
Joseph C. McCormick and Darea M. McCormick	2/3/2012	1,200	240	240	210
Kimberly Rodgers	2/3/2012	3,125	625	240	547
Richard Farquhar	2/3/2012	500	100	240	88
A. Charles Winkelman	2/10/2012	338	68	233	57
Anthony R. Rooklin	2/10/2012	400	80	233	68
Ellis M. Balsam	2/10/2012	79	16	233	13
Fouad El Adli	2/10/2012	15,000	3,000	233	2,551
Frederick J. Gerhart	2/10/2012	625	125	233	106
G. Parker Eldridge c/f Aidan Eldridge	2/10/2012	300	60	233	51
G. Parker Eldridge c/f Justice Eldridge	2/10/2012	300	60	233	51
G. Parker Eldridge c/f Parker T. Eldridge	2/10/2012	300	60	233	51
Michael F. Green	2/10/2012	625	125	233	106
Michael R. Long & Carla K. Long	2/10/2012	1,000	200	233	170
Robert A. Ward, Jr.	2/10/2012	625	125	233	106
Robert J. Stephens	2/10/2012	1,250	250	233	213
William A. Wines & Valerie Wines, JT TEN	2/10/2012	500	100	233	85

Albert Porto, Jr.	2/17/2012	20	4	226	3
David Handleman	2/17/2012	1,000	200	226	165
H. Dewey Yesner	2/17/2012	625	125	226	103
Robert D. Hynes	2/17/2012	1,250	250	226	206
Sanders Family Limited Partnership III	2/17/2012	550	110	226	91
The Lerner Living Trust	2/17/2012	2,000	400	226	330
Dennis Giannangeli	2/22/2012	16,625	3,325	221	2,682
Joseph Yacoe	2/22/2012	1,000	200	221	161
Mary Giannangeli (converted from Warrants converted from Dennis Gianngeli)	2/22/2012	5,000	1,000	221	807
Robert Giannangeli (converted from Warrants converted from Dennis Gianngeli)	2/22/2012	1,000	200	221	161
Robin M. Proctor	2/22/2012	50	10	221	8
Robin M. Proctor c/f Alix E. Proctor	2/22/2012	50	10	221	8
Robin M. Proctor c/f Caitlyn E. Proctor	2/22/2012	50	10	221	8
Robin M. Proctor c/f Robert E. Hartley	2/22/2012	50	10	221	8
Stu Nieburg (converted from Warrants converted from Dennis Gianngeli)	2/22/2012	500	100	221	81
Albert Halegoua	2/27/2012	5,135	1,027	216	810
Dan Godec (converted from Warrants converted from Dennis Gianngeli)	2/27/2012	3,500	700	216	552
J. Dickson Mappus	2/27/2012	1,250	250	216	197
Joshua s. Winkelman	2/27/2012	300	60	216	47
Marc T. Winkelman	2/27/2012	480	96	216	76
Michael Oles	2/27/2012	1,250	250	216	197
Ronald S. Luber	2/27/2012	200	40	216	32
Carmelo Blacconeri or Nancy Blacconeri	3/5/2012	27,500	5,500	209	4,195
Christopher D. Dardaris	3/5/2012	200	40	209	31
David A. Rustine & Rebecca Rustine, JTWROS	3/5/2012	1,000	200	209	153
Alfred G. Yates, Jr. & Barbara L. Yates, JT TEN	3/12/2012	2,813	563	202	415
Dorothy Purpura	3/12/2012	2,500	500	202	369
George Chrachol	3/12/2012	5,000	1,000	202	737
Glenda Gies	3/12/2012	125	25	202	18
Ronald Gregorio or Jacqueline Gregorio	3/12/2012	6,750	1,350	202	995
Barbara Skrmetta	3/19/2012	17,500	3,500	195	2,491
Carlo Mazzuca or Maria Mazzuca	3/19/2012	4,500	900	195	641
Edgar W. Jatho, Jr. and Sharon Skrmetta Jatho, JT TEN	3/19/2012	500	100	195	71
Eric F. Skrmetta	3/19/2012	17,500	3,500	195	2,491
Eric F. Skrmetta c/f Marcia E. Skrmetta	3/19/2012	12,500	2,500	195	1,779
Eric F. Skrmetta c/f Raphael Q. Skrmetta, III	3/19/2012	12,500	2,500	195	1,779
Kristal Skrmetta	3/19/2012	12,500	2,500	195	1,779
Kristian J. Kachikis	3/19/2012	1,400	280	195	199
Melissa Richardson	3/19/2012	17,500	3,500	195	2,491
Melissa Richardson c/f Charles Raphael Richardson	3/19/2012	8,420	1,684	195	1,198
Shantharaj Samuel	3/19/2012	5,000	1,000	195	712
Susan R. Cummings	3/19/2012	620	124	195	88
Terry R. Yormark	3/19/2012	15,000	3,000	195	2,135
Carter R. Stone	3/26/2012	50,000	10,000	188	6,861
Harvey T. Stoma	3/26/2012	1,250	250	188	172
Henry N. Saurage, IV	3/26/2012	62,500	12,500	188	8,577
Peter A. Vosgerichian	3/26/2012	350	70	188	48
Richard A. Lento	3/26/2012	200	40	188	27
James T. Anderson	3/30/2012	10,000	2,000	184	1,343
Ava B. Campagna	4/12/2012	2,500	500	171	312
Caren S. Jones c/f Brandon W. Jones	4/12/2012	40	8	171	5
Clifford Grunes	4/12/2012	200	40	171	25

Donne D. Slaby	4/12/2012	400	80	171	50
Eugene I. Winkelman Living Trust U.A.D. 1/5/95	4/12/2012	400	80	171	50
Harry D. Campagna	4/12/2012	2,500	500	171	312
Jeni S. Bagnato	4/12/2012	1,250	250	171	156
Mark Slaby	4/12/2012	700	140	171	87
Norman R. Crain	4/12/2012	1,250	250	171	156
Robert Brown	4/12/2012	5,000	1,000	171	624
Robert S. Miller	4/12/2012	5,000	1,000	171	624
D. Allen Moore, Jr.	4/22/2012	1,250	250	161	147
Joan Cacioppo	4/22/2012	2,500	500	161	294
Juli S. Weiss	4/22/2012	40,000	8,000	161	4,701
Ronald Cacioppo or Mary Cacioppo	4/22/2012	5,000	1,000	161	588
Arielle K. Roemer	4/30/2012	10,000	2,000	153	1,117
Deena K. Roemer	4/30/2012	10,000	2,000	153	1,117
Steven Roemer and Rivka Katz	4/30/2012	250,000	50,000	153	27,920
Shira K. Roemer	4/30/2012	10,000	2,000	153	1,117
Brian J. Cohen	4/30/2012	1,000	200	153	112
Jerry K Cooper and Ellen M. Cooper, JT TEN	4/30/2012	1,000	200	153	112
Clay Craig	5/7/2012	313	63	146	33
Edward L. Rotenberg	5/7/2012	1,250	250	146	133
Robert W. Olson IRA, Charles Schwab and Co. Inc. Custodian	5/7/2012	1,000	200	146	107
Stephen J. Rotenberg	5/7/2012	1,250	250	146	133
University of Dayton (Droesch)	5/7/2012	313	63	146	33
Brasler Realty & Financial Services Profit Sharing Plan, Robert M. Brasler, Trustee	5/10/2012	400	80	143	42
Erin Murphy Herman	5/10/2012	400	80	143	42
Louis P. Bansbach IV, Manager, Blue Tiger Ventures LLC	5/10/2012	4,000	800	143	418
Phillip G. Allen	5/10/2012	50,000	10,000	143	5,219
George R. LaPlante and Barbara E. LaPlante	5/17/2012	1,080,000	216,000	136	107,212
Rosalind Disenhof & Holly Firestone, Executors of the Will of Carole Disenhof, Deceased	6/12/2012	157	31	110	13

Common issued for services
Amy Kornafel	3/19/2012	500,000	100,000	195	71,168
Joey Stone	3/19/2012	500,000	100,000	195	71,168
Bob Fasnacht	3/19/2012	500,000	100,000	195	71,168
Skrmetta	3/19/2012	217,500	43,500	195	30,958
Dean Ledger	3/27/2012	2,200,000	440,000	187	300,292

Common issued for debt conversion
Weiss	6/30/2012	50,000	10,000	92	3,358
Saurage	6/30/2012	75,000	15,000	92	5,036

Common issued to with 2012 debt
Dennis Giannageli	5/31/2012	60,000	12,000	122	5,343
Alfred Bracher	6/15/2012	175,000	35,000	107	13,668
Roger Burlage	6/18/2012	275,000	55,000	104	20,876

Roger Pederson	7/6/2012	30,000	6,000	86	1,883
David & Carol Cummings	7/6/2012	300,000	60,000	86	18,832
David Cummings	7/6/2012	90,000	18,000	86	5,650
Rene & Nancy Kern	7/6/2012	60,000	12,000	86	3,766
Kevin & Jessica Cummings	7/6/2012	60,000	12,000	86	3,766

James Maisano	7/17/2012	200,000	40,000	75	10,949
Kasso	8/22/2012	20,000	4,000	39	569
Jane Tzortzis	9/14/2012	5,000	1,000	16	58
George Chrachol	7/16/2012	15,000	3,000	76	832
James Chmura	7/16/2012	5,000	1,000	76	277
Maciej Gorniak	7/16/2012	5,000	1,000	76	277
Bill Darling	7/16/2012	5,000	1,000	76	277
Blacconeri	7/16/2012	10,000	2,000	76	555
Burns Partnership	7/16/2012	100,000	20,000	76	5,547
Gregorio	7/16/2012	15,000	3,000	76	832

RP- Old debt
Foster	1/31/2012	3,150,000	630,000	243	558,723

Other
Common shares purchased- were preferred	1/1/2012		110,000	273	109,599
Common shares APRP- were preferred	1/1/2012		4,400,000	273	4,383,942

Balance @	09/30/12	42,782,044	13,166,409	11,695,970

Subsquent to 9/31/12 issuances
Common for cash		4,000	800
Common issued for warrants exercised		1,113,500	222,700
Common issued for warrant exchange		125,000	25,000
Common for debt conversion		32,500	6,500
Issued for services		11,025,000	2,205,000
loan extensions and debt combined		1,377,500	275,500
issued for conversion of RP debt		950,000	190,000
		57,409,544	16,091,909

		Net Loss for the Year Ended 9/30/12		(13,054,356	) TB
		Net Loss Per Share (basic and diluted)		(1.12)

Weighted Average Shares & EPS

9/30/2013

Global Photonic			Year Ended	9/30/2013
			92
			Days	Days Wtd.
		Total O/S	O/S	Avg.
Balance @	06/30/13	21,281,141	92	21,281,141

Other
Common stock issued in merger	9/24/2013	9,658,936	6	629,931
Common stock issued for debt conversions due to merger	9/24/2013	11,433,200	6	745,643

Balance @	09/30/13	42,373,277		22,656,715

	Net Loss for the three months 9/30/13			(9,447,456)
	Net Loss Per Share (basic and diluted)			(0.42)

Weighted Average Shares & EPS

9/30/2013	5	1 for 5- due to merger

Global Photonic				Year Ended	9/30/2013
				273
				Days	Days Wtd.
		Total O/S		O/S	Avg.
Balance @	12/31/12	57,409,544	16,091,909	273	57,409,544

Warrants Exercised
Charlie G. Carlson	1/3/2013	12,500	2,500	270	2,473
Charlie G. Carlson	1/3/2013	6,250	1,250	270	1,236
Terry R. Yormark, II	1/4/2013	50,000	10,000	269	9,853
Robert D. Hynes-coded as BOLTON	1/3/2013	12,500	2,500	270	2,473
Harvey T. Stoma	1/4/2013	25,000	5,000	269	4,927
Scott A. Davis	1/3/2013	4,000	800	270	791
Mazzuca	1/3/2013	4,500	900	270	890
Mazzuca	1/3/2013	3,000	600	270	593
Chrachol	2/7/2013	65,100	13,020	235	11,208
James Chemowski	1/11/2013	20,000	4,000	262	3,839
Jeni Bagnato	1/24/2013	12,500	2,500	249	2,280
Ronald Cacioppo	2/22/2013	85,000	17,000	220	13,700

Common issued for additional interest- warrant holders
Allan B. Clionsky	5/20/2013	25,000	5,000	133	2,436
Meghana Bhatt	5/20/2013	50,000	10,000	133	4,872
David S. Haga	5/20/2013	50,000	10,000	133	4,872
Redfield E. Bryan	5/20/2013	50,000	10,000	133	4,872
Clinton K. Stapp	5/20/2013	10,000	2,000	133	974
Sally Ginsburg and Michael Ginsburg	5/20/2013	25,000	5,000	133	2,436
Roger M. Smith	5/20/2013	50,000	10,000	133	4,872
Kristal M. Skrmetta	5/20/2013	50,000	10,000	133	4,872
Paul C. Skrmetta	5/20/2013	50,000	10,000	133	4,872
Rickey C. Ainsworth	5/20/2013	100,000	20,000	133	9,744
A & M Real Estate	5/20/2013	50,000	10,000	133	4,872
Robert D. Hynes	5/20/2013	12,500	2,500	133	1,218
Miss. GPE Holdings	5/20/2013	37,500	7,500	133	3,654
Carmelo Blacconeri and Nancy Blacconeri	5/20/2013	22,500	4,500	133	2,192
Thomas A. Holder	5/20/2013	14,000	2,800	133	1,364

Common issued for services
Amy Kornafel	5/23/2013	1,550,000	310,000	130	147,619
Joey Stone	5/23/2013	1,747,200	349,440	130	166,400
Dean Ledger	5/23/2013	2,728,224	545,645	130	259,831
Stephen R. Forrest	5/23/2013	1,475,000	295,000	130	140,476
John D. Kuhns	5/23/2013	1,658,969	331,794	130	157,997
Robert J. Fasnacht	5/23/2013	2,625,000	525,000	130	250,000
David Wm. Boone	5/23/2013	1,200,000	240,000	130	114,286
Mark E. Thompson	5/23/2013	1,399,500	279,900	130	133,286
Anne B Spencer	5/20/2013	75,000	15,000	133	7,308

Common issued for debt conversion
Chrachol	2/7/2013	30,000	6,000	235	5,165
The Burns partnership	3/15/2013	200,000	40,000	199	29,158

Common issued to extend debt
Alfred Bracher	1/14/2013	250,000	50,000	259	47,436
Kasso	3/15/2013	25,000	5,000	199	3,645
Rene & Nancy Kern	3/15/2013	110,000	22,000	199	16,037
Kevin & Jessica Cummings	3/15/2013	220,000	44,000	199	32,073
David K. Cummings	3/15/2013	550,000	110,000	199	80,183
David P. Cummings	3/15/2013	165,000	33,000	199	24,055
Roger Pederson	3/15/2013	55,000	11,000	199	8,018
Matt Bolton	3/15/2013	2,500	500	199	364
Mason Braugh	5/20/2013	2,500	500	133	244
Dennis Giannageli	3/15/2013	50,000	10,000	199	7,289

Common issued for additional interest- debt holders
David A. Burns	5/20/2013	57,720	11,544	133	5,624
Michael W. Burns	5/20/2013	57,720	11,544	133	5,624
Jeffrey S. Burns	5/20/2013	57,720	11,544	133	5,624
Jonathan L. Kasso and Susan Marek Kasso	5/20/2013	57,600	11,520	133	5,612
Mason Brugh	5/20/2013	25,000	5,000	133	2,436
Norman R. Crain	5/20/2013	12,500	2,500	133	1,218
Mark D. Cheairs	5/20/2013	50,000	10,000	133	4,872
Thomas P. Perone	5/20/2013	50,000	10,000	133	4,872
VHCO, LLC	5/20/2013	50,000	10,000	133	4,872
Neil Rooklin	5/20/2013	5,000	1,000	133	487
Scott A. Davis	5/20/2013	8,000	1,600	133	779
Charlie G. Carlson	5/20/2013	25,000	5,000	133	2,436
Matthew C. Bolton and Karen S. Bolton	5/20/2013	25,000	5,000	133	2,436
Harvey T. Stoma	5/20/2013	50,000	10,000	133	4,872
Anthony R. Rooklin	5/20/2013	4,000	800	133	390
James Chelmowski and Diane Chelmowski	5/20/2013	20,000	4,000	133	1,949
Jeni S. Bagnato	5/20/2013	12,500	2,500	133	1,218
The Burns Partnership, LLC	5/20/2013	200,000	40,000	133	19,487
Alfred F. Bracher, III	6/5/2013	100,000	20,000	117	8,571

Common issued for additional interest-Default loan terms
George R. LaPlante and Barbara E. LaPlante	4/23/2013	1,000,000	200,000	160	117,216
George R. LaPlante and Barbara E. LaPlante	5/20/2013	800,000	160,000	133	77,949

Other
Common stock issued for cash - was preferred	1/1/2013		1,155,000	272	1,150,769
Common stock issued for APRP- was preferred	1/1/2013		115,500	272	115,077
Unreconciled shares- premerger	1/1/2013		(17,968)	272	(17,902)
Common stock issued in merger	9/24/2013		9,658,936	6	212,284
Common stock issued for debt conversions due to merger	9/24/2013		11,433,200	6	251,279

Balance @	09/30/13	77,093,047	42,373,277		61,142,847

		Net Loss for the Year Ended 9/30/13			(37,075,473	)TB
		Net Loss Per Share (basic and diluted)			(0.61)